UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to_________

Commission File Number 000-19932

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RELIV' INTERNATIONAL, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliv International, Inc.

136 Chesterfield Industrial Boulevard

Chesterfield, Missouri 63005

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Dated: June 13, 2018	RELIV’ INTERNATIONAL, INC. 401(k) PLAN

	By:	/s/ Stephen M. Merrick
Stephen M. Merrick, Senior Vice President
of Reliv’ International, Inc., Trustee

Financial Statements and Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Years Ended December 31, 2017 and 2016

Reliv International, Inc. 401(k) Plan

Financial Statements

and Supplemental Schedule

Years Ended December 31, 2017 and 2016

Report of Independent

Registered Public Accounting Firm

Plan Trustees and Plan Participants

Reliv International, Inc. 401(k) Plan

Opinion On The Financial Statements

We have audited the accompanying statements of net assets available for benefits of Reliv International, Inc. 401(k) Plan (the Plan) as of December 31, 2017 and 2016 and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis For Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ RubinBrown LLP

We have served as the Plan’s auditor since 2009.

St. Louis, Missouri

June 13, 2018

Reliv International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2017	2016
Assets
Cash	$21,493	$20,986

Investments, at fair value:
Mutual funds	9,480,650	8,136,539
Collective investment trust funds	1,152,429	1,157,717
Reliv International, Inc. common stock	231,541	217,565
Total investments	10,864,620	9,511,821

Receivables:
Participant notes receivable	92,820	107,166

Total assets	10,978,933	9,639,973

Liabilities
Excess contributions payable	3,031	-

Net assets available for benefits	$10,975,902	$9,639,973

See the accompanying notes to financial statements.

Reliv International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2017	2016
Additions to net assets attributed to:
Contributions:
Company	$34,859	$44,636
Participants	430,571	467,313
Total contributions	465,430	511,949

Deductions from net assets attributed to:
Withdrawals to participants	639,490	1,555,105
Administrative expenses	34,138	33,671
Total deductions	673,628	1,588,776

Investment income:
Net realized and unrealized appreciation in fair value of investments	1,051,371	445,077
Interest and dividends	492,756	291,240
Net investment income	1,544,127	736,317

Net increase (decrease) in net assets available for benefits	1,335,929	(340,510)
Net assets available for benefits:
Beginning of year	9,639,973	9,980,483
End of year	$10,975,902	$9,639,973

See the accompanying notes to financial statements.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2017

1. Description of the Plan

The following description of Reliv International, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was amended and restated on January 1, 2016.

General

The Plan is a defined contribution plan covering all eligible employees of Reliv International, Inc. (the Company) who have completed one year of service and have attained the age of 21. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan’s asset custodian is Charles Schwab Bank.

Contributions

Each year participants may contribute from 1% to 50% of eligible compensation, as defined in the Plan agreement. The Plan provides for discretionary matching contributions. For the years ended December 31, 2017 and 2016, the Company contributed 10% of the first 15% of the participant’s eligible compensation contributed. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. All contributions are subject to applicable Internal Revenue Service (IRS) limitations.

Upon enrollment, a participant may direct their contributions and any allocated Company contributions to any of the Plan’s investment options, which include Company common stock, various mutual funds, and various collective investment trusts. All investments are participant directed.

Vesting and Forfeitures

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching contributions plus actual earnings thereon is based on years of continuous service, as defined in the Plan agreement. A participant vests 20% per year starting with his or her second year of service and is fully vested after six years of continuous service.

Forfeitures arising from non-vested accounts at the time of termination are used to reduce future Company contributions to the Plan. Forfeited amounts available for future use were $962 and $3,975 at December 31, 2017 and 2016, respectively. Forfeitures of $6,210 and $-0- were used to offset Company contributions during the years ended December 31, 2017 or 2016.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s matching contribution and allocations of Plan earnings and administrative expenses, if applicable. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Participant Notes Receivables

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1 year to 5 years or up to 30 years for the purchase of a primary residence. The loans outstanding at December 31, 2017 mature between 2018 and 2035. The loans are secured by the balance in the participants’ accounts and bear interest at rates ranging from 4.25% to 8.25%, commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions. Terminated employees may pay off their loan in full at time of separation or they may receive a deemed distribution.

Payment of Benefits

Upon termination of service or attainment of Normal Retirement Age, as defined in the Plan agreement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, annual installments, or if applicable to the participant’s account balance, a distribution of Company common stock.

Participants may also take in-service distributions upon reaching Normal Retirement Age or experiencing a qualifying financial hardship, as defined in the Plan agreement.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Administrative Expenses

Expenses of the Plan are paid by the Company, except for financial advisory fees and participant loan initiation and record-keeping fees, which are charged to the applicable participants.

Participant Notes Receivable

Participant notes receivable are measured at the unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan agreement.

Fair Value

The Plan’s investments are stated at fair value under the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 820, Fair Value Measurements and Disclosures, as amended. FASB ASC 820 establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The standard describes three levels of inputs that may be used to measure fair value:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:

Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset or liability; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:

Unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value as determined by Charles Schwab Bank, the Custodian. The shares of the Company’s common stock are valued at the closing price as quoted on the NASDAQ Global Select Market for the last business day of the year. Shares in mutual funds are valued at net asset value (NAV) based on the closing price for the last business day of the year.

Target Date Funds: The Plan invests in collective investment trust funds in which the primary objective is to approximate the risk and return of a custom benchmark comprised of various industry published equity, fixed income, commodity, and inflation investment return indexes, as adjusted for target retirement dates associated with each particular fund. Accordingly, the funds may invest in a variety of asset classes, including, but not limited to, domestic and international equity, global real estate, commodities, intermediate-term bond, inflation-protected bond (U.S. TIPS) and cash equivalents.

Stable Value Fund: The Plan invests in the Federated Capital Preservation Fund (FCPF); a collective investment trust. The investment objective of FCPF is stability of principal and high current income.

Diversified Allocation Funds: The Plan invested in collective investment trust funds (the Inceptus funds) in which the primary objective of the various funds was to offer an investor investment “risk” ranging from conservative to aggressive. The Inceptus funds, as a group, sought to offer a varying degree of principal preservation, reduced volatility, and opportunity for growth. Each fund focused on asset allocation as the driver of its long-term performance and utilized a combination of mutual funds, exchange traded funds, and other pooled funds as the underlying investments. The Plan discontinued investing in the Inceptus funds during 2016.

The fair value of the Plan’s interest in the each of the Stable Value, Target Date, and Diversified Allocation funds is valued at NAV based on information reported by the issuer of the fund at year end. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

Interest income is recognized on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. Excess employee contributions of $3,031 relating to plan year 2017 were payable at December 31, 2017 and were paid in 2018. There were no excess contributions relating to plan year 2016.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Payment of Benefits

Benefits are recorded when paid.

3. Investments

The following table presents the Plan’s fair value hierarchy for those investments measured at fair value on a recurring basis as of December 31, 2017 and 2016:

		Fair Value Measurements
		Unadjusted	Signficant
		Quoted Prices	Other	Signficant
	Total	in Active	Observable	Unobservable
	Carrying	Markets	Inputs	Inputs
Description	Value	(Level 1)	(Level 2)	(Level 3)

December 31, 2017:

Mutual funds	$9,480,650	$9,480,650	$-	$-
Collective investment trust funds (a)	1,152,429
Common stock--Reliv International, Inc.	231,541	231,541	-	-
	$10,864,620	$9,712,191	$-	$-

December 31, 2016:

Mutual funds	$8,136,539	$8,136,539	$-	$-
Collective investment trust funds (a)	1,157,717
Common stock--Reliv International, Inc.	217,565	217,565	-	-
	$9,511,821	$8,354,104	$-	$-

(a) Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

There were no cash dividends related to the Reliv International, Inc. common stock for the years ended December 31, 2017 or 2016.

There have been no changes in the fair value methodologies used at December 31, 2017 or 2016.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

4. Investments Measured Using Net Asset Value Per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2017, and 2016. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

			Redemption	Redemption
	Fair	Unfunded	frequency (if	notice
	Value	commitments	currently eligible)	period

December 31, 2017:

Federated Capital Preservation Fund	$936,137	n/a	Daily	12 months
Schwab Index Retirement TR Fund 2020	67,832	n/a	Daily	none
Schwab Index Retirement TR Fund 2025	11,539	n/a	Daily	none
Schwab Index Retirement TR Fund 2035	93,157	n/a	Daily	none
Schwab Index Retirement TR Fund 2040	5,330	n/a	Daily	none
Schwab Index Retirement TR Fund 2045	30,342	n/a	Daily	none
Schwab Index Retirement TR Fund 2050	5,303	n/a	Daily	none
Schwab Index Retirement TR Fund 2055	2,789	n/a	Daily	none

December 31, 2016:

Federated Capital Preservation Fund	$976,818	n/a	Daily	12 months
Schwab Index Retirement TR Fund 2015	12,133	n/a	Daily	none
Schwab Index Retirement TR Fund 2020	56,754	n/a	Daily	none
Schwab Index Retirement TR Fund 2025	24,809	n/a	Daily	none
Schwab Index Retirement TR Fund 2030	5,952	n/a	Daily	none
Schwab Index Retirement TR Fund 2035	46,138	n/a	Daily	none
Schwab Index Retirement TR Fund 2040	3,509	n/a	Daily	none
Schwab Index Retirement TR Fund 2045	27,256	n/a	Daily	none
Schwab Index Retirement TR Fund 2050	2,133	n/a	Daily	none
Schwab Index Retirement TR Fund 2055	2,215	n/a	Daily	none

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the IRS dated March 31, 2014, stating that the form of the prototype plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2008-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the date of the opinion letter; however, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Reliv International, Inc. 401(k) Plan

Notes to Financial Statements (continued)

8. Reconciliation of Financial Statements With Form 5500

The following is a reconciliation of the net assets available for benefits and contributions per the financial statements to the related Form 5500.

	December 31
	2017	2016

Net assets available for benefits per the financial statements	$10,975,902	$9,639,973
Excess contributions payable per the financial statements	3,031	-
Net assets available for benefits per the Form 5500	$10,978,933	$9,639,973

	Years Ended December 31
	2017	2016

Participant contributions per the financial statements	$430,571	$467,313
Excess contributions	3,031	-
Participant contributions per the Form 5500	$433,602	$467,313

Supplemental Schedule

Reliv International, Inc. 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN 37-1172197, Plan No. 002

December 31, 2017

Identity of Issuer	Description of Investment	Current Value
	Mutual Fund
T Rowe Price Blue Chip Growth	18,621 shares	$1,793,366
Black Rock Sm Cap Growth Equity Instl	28,835 shares	564,873
Dodge & Cox Income Fund	71,427 shares	982,834
Dodge & Cox Stock Fund	5,362 shares	1,091,694
Harbor International Growth Instl	40,417 shares	638,995
Voya Global Real Estate Cl I	23,149 shares	404,877
JP Morgan Mid Cap Value Instl SHS	11,998 shares	483,272
Prudential Jennison Mid Cap Growth Q	13,060 shares	502,697
Vanguard Inflation Protected SEC Admir	2,748 shares	70,354
Vanguard Life Strategy Mod Growth Fd I	24,622 shares	668,243
Vanguard Life Strategy Growth Fund I	4,667 shares	157,133
Vanguard Life Strategy Income Fund I	206 shares	3,205
Vanguard Life Strat. Cons Growth Fd I	58 shares	1,154
Vanguard Mid Cap Index Fund Admiral	194 shares	37,079
Vanguard Small Cap Index Admiral	561 shares	39,715
Vanguard Total Bond Mkt Index Admiral	21,481 shares	230,923
Vanguard Total Intl Stk Index Admiral	23,207 shares	708,274
Vanguard 500 Index Admiral	2,699 shares	666,103
Westcore Small Cap Value Inst	40,735 shares	435,859

	Collective Investment Trust
Schwab Index Retirement TR Fund 2020*	3,140 units	67,832
Schwab Index Retirement TR Fund 2025*	492 units	11,539
Schwab Index Retirement TR Fund 2035*	3,543 units	93,157
Schwab Index Retirement TR Fund 2040*	197 units	5,330
Schwab Index Retirement TR Fund 2045*	1,089 units	30,342
Schwab Index Retirement TR Fund 2050*	190 units	5,303
Schwab Index Retirement TR Fund 2055*	175 units	2,789
Federated Capital Preservation Fund	93,614 units	936,137

Reliv International, Inc.*	48,541 shares, Company common stock	231,541
Various participants*	Participant loans, interest rates of 4.25% to 8.25%, maturing between 2018 and 2035	92,820
		$10,957,440

*Represents an allowable party-in-interest.

INDEX TO EXHIBIT

Exhibit No.	Description

23.      Consent of Independent Registered Public Accounting Firm